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                              December 15, 2021

       Roger Hamilton
       Chief Executive Officer
       Genius Group Ltd.
       8 Amoy Street, #01-01
       Singapore 049950

                                                        Re: Genius Group Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed November 23,
2021
                                                            File No. 333-257700

       Dear Mr. Hamilton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2021 letter.

       Amendment No. 3 to Registration Statement on Form F-1 Filed November 23, 2021

       Key Business Metrics
       Education segment - Genius Group (including IPO Acquisitions), page 26

   1. We note your response to our prior comment 4. Please tell us and disclose why you believe it is
appropriate to present a conversion rate in your operating data tables on pages
                                                        26-27 for UAV,
Education Angels, and E-square given they do not operate under a
                                                        "freemium" model at
present and, thus, do not have any free students that can convert into paying students. In the
alternative, please revise your disclosure in the operating data tables, and elsewhere
as appropriate, to indicate that the conversion rates for UAV,
                                                        Education Angels, and
E-Square are "N/A" for the periods presented.
 Roger Hamilton
FirstName LastNameRoger   Hamilton
Genius Group  Ltd.
Comapany15,
December  NameGenius
              2021     Group Ltd.
December
Page 2    15, 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics and Non-IFRS Financial Measures
Key Business Metrics, page 74

2. We note your response to our prior comment 11, and that the education revenue appearing in the operating data table under Entrepreneur Resorts "consisted of the hosting fees paid by GeniusU Ltd for hosting the courses" and "should not be recognized as education revenue." Given your response suggests that such fees should not be recognized as education revenue, please tell us why you have revised the operating data presented in the tables on pages 26 and 27 to account for such fees as education revenue generated under GeniusU.
Business, page 103

3. We note your revised disclosures in response to our prior comment 13. Please provide additional detail about how each of the IPO Acquisition companies fit into your
         "Entrepreneur Education Vision" and "Genius Learning Methodology," and explain how the IPO Acquisitions have a learning methodology of "Andragogy." By way of example only, please clarify how UAV fits into your "Genius Learning Methodology" when the
         methodology is based on    Andragogy,    but your disclosure on page
121 indicates
         that UAV follows "more of a pedagogical approach." Similarly, please explain how E-
         Square fits into your "Genius Learning Methodology," when your disclosure on page 121 indicates that E-Square requires "a level of pedagogy."
Genius Group Limited and Subsidiaries Financial Statements
Note 2. Summary of Significant Accounting Policies
Business Combinations, page F-9

4. After careful consideration of the information discussed in our recent conference calls with the Company on November 15 and November 29, 2021, as well as the guidance in
         IAS 8 and its accompanying Guide, the Staff objects to the Company   s
accounting policy
         to account for its business combinations under common control using a blended approach of the acquisition and book value methods. Based on the requirements in IAS 8, paragraph 11, and Step 2 within its accompanying Guide, the Staff does not believe it is appropriate to selectively apply certain requirements and modify (or omit) other
         applicable requirements of a standard applied by analogy when developing and applying
         the Company   s accounting policy. Please revise your financial
statements for all periods
         presented to account for your common control mergers using an accounting policy for business combinations under common control based on applicable authoritative accounting literature (i.e., acquisition or book value methods).
Exhibits

5. Reference is made to Exhibit 23.1. Please revise the consent to indicate that the report is
 Roger Hamilton
Genius Group Ltd.
December 15, 2021
Page 3
      dated July 3, 2021, except for both Note 2,    Business Combinations,
and Note 28, as to
      which the date is October 20, 2021.
General

6. We note your response to comment 17, however, we continue to believe that the disclosure should be further revised to present a comprehensive and balanced picture of the post-IPO company. As one example, we note that the Management's Discussion and
      Analysis focuses primarily on GeniusU and provides only a limited discussion of the IPO
      Acquisition companies in the pro forma discussion. Given that the IPO Acquisition companies contributed the majority of revenues to your pro forma revenue for 2020, and that 40% of such revenue was from University of Antelope Valley in particular, we believe that information about the financial performance of the IPO Acquisition companies, as well as trends or material commitments, is material to an investor. Please revise accordingly, or tell us why you believe such disclosure is not required.
7. According to the Extending Letters filed as exhibits 2.8, 2.9, 2.10 and 2.11, your purchase agreements for the IPO Acquisition companies are subject to termination if you do not complete your IPO by specified dates, the majority of which fall in December 2021.
      Please update your disclosure and exhibits to disclose the status of such agreements, whether you have amended such agreements to extend the IPO deadline, and any consideration that you have paid as part of such amendments.
       You may contact Patrick Kuhn at 202-551-3308 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameRoger Hamilton
                                                           Division of
Corporation Finance
Comapany NameGenius Group Ltd.
                                                           Office of Trade &
Services
December 15, 2021 Page 3
cc:       Benjamin S. Reichel
FirstName LastName